February 27, 2025

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Holdings Corp.
20 Cecil Street #04-03
Plus Building
Singapore 049705

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Pte. Ltd.
20 Cecil Street #04-03
Plus Building
Singapore 049705

       Re: Hotel101 Global Holdings Corp.
           Hotel101 Global Pte. Ltd.
           Draft Registration Statement on Form F-4
           Submitted January 31, 2025
           CIK No. 0002054507
Dear Marriana Henares Yulo and Marriana Henares Yulo:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
 February 27, 2025
Page 2
Draft Registration Statement on Form F-4
Cover Page

1. Please disclose that the JVSPAC Board did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the business combination, as noted on page xii. Refer to Item 1604(a)(1) of Regulation S-K.
2. We note your cross-reference to compensation received by JVSPAC Sponsor and its affiliates. Please also disclose the amount of compensation received or to be received by the sponsor and its affiliates in connection with the business combination. Refer to
       Item 1604(a)(3) of Regulation S-K.
Questions and Answers about the Proposals, page x

3. Please state whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of JVSPAC is required. Please refer to Item 1606(c) of Regulation S-K. Add any appropriate risk factors if the transaction is not structured in a way that such approval is required and/or if approval of the transaction is already assured as a result of the number of shares held by the sponsor and its affiliates relative to the number outstanding.
4. We note your disclosure on page xi that the Initial Shareholders have agreed to vote any JVSPAC Ordinary Shares purchased by them in the open market after the IPO in favor of the Proposals. Please provide your analysis on how such potential purchases would comply with Rule 14e-5 of the Securities Exchange Act 1934. For guidance, see Question 166.01 of our Compliance and Disclosure Interpretations (Tender Offer
       Rules and Schedules).
Summary of the Proxy Statement/Prospectus, page 1

5. Please include a brief description of the background of the business combination.
       Refer to Item 1604(b)(1) of Regulation S-K.
6. We note your disclosure on page 6 that the JVSPAC Board recommends that JVSPAC shareholders vote FOR the SPAC Merger Proposal. Please revise the summary section to provide a brief description of the material factors that the board considered in making this determination. Refer to Item 1604(b)(2) of Regulation S-K
7. Outside your compensation table on page 9, please describe the extent to which the compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non-redeeming shareholders of JVSPAC. Refer to
       Item 1604(b)(4) of Regulation S-K.

8. Under Merger Consideration on page 2, please describe the dilutive impact of the
       Consideration Shares and the Earnout Shares on non-redeeming shareholders.

9. Please provide concise, bulleted or numbered statements that is no more than two pages summarizing your principal risk factors, focusing on the principal risks of the transaction. See Item 105(b) of Regulation S-K.
 February 27, 2025
Page 3

Risk Factors, page 20

10. We note your disclosure on page 65 regarding Investment Company Act related risks. It appears that the majority of your current operations are conducted through
       Hotel of Asia, Inc. We also note that you appear to have a 40% equity interest in
       Hotel of Asia, Inc. and it is unclear the extent to which you control Hotel of Asia,
       Inc. Please provide us with a detailed analysis of the exemption(s) under the
       Investment Company Act that you and your subsidiaries intend to rely upon and how your investment strategy will support such exemption(s). Also, please revise your disclosure in your business section to clarify the extent to which you control Hotel of
       Asia, Inc.
11. We note your risk factor disclosure on page 72 that as a controlled company you may elect not to comply with certain Nasdaq corporate governance requirements. Please revise your summary to clearly describe the exemptions upon which you will rely.
12. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Additional Agreements, page 91

13. Please describe the material terms of the lock-up agreements and file the agreements as exhibits.
Background of The Merger, page 92

14. We refer to your disclosure on page 94 that parties shall use reasonable best efforts to procure PIPE Investors, which is also a covenant in the merger agreement. Please expand your disclosure to clarify the current status of discussions and negotiations regarding a PIPE transaction. To the extent that negotiations and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, what relationships the PIPE investors have to JVSPAC, HBNB and its affiliates, the placement agent and advisors, if any, and how the terms of the PIPE transaction were determined. Please also revise your filing to include risk factor disclosure that addresses how the failure to consummate a PIPE
       transaction could impact HBNB   s ability to operate its business after
the closing.
       Refer to Item 1605(b)(2) of Regulation S-K.
 February 27, 2025
Page 4

15. We note your disclosure on page 97 that during the period that the terms of the
      Merger Agreement were being negotiated, the JVSPAC management team studied the business model of HBNB and identified certain appropriate comparable public
      companies to HBNB and that JVSPAC management team performed a valuation analysis. Please clarify in this background section when this valuation analysis
      occurred and the impact it had on the negotiations regarding the letter of intent, merger agreement, etc.
16. We note your disclosure that on February 12, 2024, JVSPAC signed a non-binding LOI with Hotel101 Global. Please disclose all the material terms of the letter
      of intent, including whether it addressed the pre-transaction equity value of HBNB.
17. Please revise your background of the merger section to include a detailed discussion of negotiations relating to the material terms of the transaction, including, but not limited to, the evolution of the transaction structure, the merger consideration, the earnout target of $113.3 million and enterprise value of HBNB and the employment of
      Key Personnel, the terms of the lock-up agreements, the terms of any PIPE financing, and post-governance terms. To the extent material:
          Explain the reasons for such terms, each party   s position on such
issues, the
          proposals and counter-proposals made during the course of negotiations, and how you reached agreement on the final terms.
          Where you disclose general topics and agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements.
          Identify the individuals and/or parties who participated in the meetings and discussions.
18. We note the disclosure that HBNB shall issue 600,000 HBNB Ordinary Shares to its financial adviser for the Business Combination. Please identify the financial advisor and explain clearly their role in the transaction.
JVSPAC Board's Review of Valuation, page 97

19. We note your disclosure that the HBNB management incentive earnout is not intended to be a projection or forecast and that it reflects a number of assumptions that are dependent on the occurrence of several milestones that are beyond JVSPAC s or
      HBNB   s control. Please explain clearly how the revenue earnout target of $113.3
      million was determined in reaching the valuation of HBNB, including the material bases of the disclosed revenue earnout target and all material assumptions
      and milestones underlying such amount, and any material factors that may affect such assumptions. Disclose whether or not HBNB has affirmed to JVSPAC that its projections reflect the view of the HBNB's management or board of directors about its
      future performance as of the most recent practicable date prior to the date of the prospectus. Refer to Item 1609 of Regulation S-K.
20. We note your disclosure that "some adjustments" were made to account for ABNB being a more mature, globally recognized publicly listed company while HBNB is still in the early stages of its growth cycle and that the JVSPAC management focused on the 2020 historical performance of ABNB, the year of its initial public offering,
 February 27, 2025
Page 5

      which was used as the benchmark year to arrive at the relevant multiple applied to
      HBNB. You also disclose that the average multiple of the listing valuation and the valuation at the close of the first trading day of ABNB is approximately
20x ABNB   s
      full year ended December 31, 2020 revenue. By applying the 20x multiple to the
      Earnout target of HBNB, you determined that the implied valuation is $2.3 billion.
      Please clarify what adjustments were made and if any adjustments were made based on the fact that ABNB had total revenue of $3.38 billion for the full year ended
      December 31, 2020 compared to HBNB's projected revenues.
JVSPAC's Board, page 99

21. We note your disclosure on page 102 that the parties to the Business Combination have not sought any third-party valuation or fairness opinion. We also note your
      disclosure on page XII that JVSPAC   s officers and JVSPAC   s Board of
Directors
      have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, enabled them to make the necessary analyses and determinations regarding the Business Combination with HBNB. Please revise your disclosure here, and, as appropriate, throughout your filing, to provide additional detail describing the qualifications and substantial experience of your officers and directors that allowed the Board to determine that the business combination agreement and the transactions thereby are advisable and in the best interest of shareholders.
Material Tax Considerations, page 116

22.   Please disclose that you have received tax opinion(s) and identify the firm(s)
      providing such opinions and file them as exhibits. See Item 601(b)(8) of Regulation S-
      K. Also revise your disclosure to reflect that you have filed either a long-form or short-form tax opinion, as applicable. For guidance, see Staff Legal Bulletin No. 19,
      Section III(B).
23. Please revise to provide clear disclosure of the federal income tax consequences of the de-SPAC transaction to the SPAC, the target company, target security holders, and SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K. Please make conforming changes throughout your filing, including to your risk factor disclosure and to your Questions and Answers on page xxi.
24. Please revise the language in all caps on page 117 that investors "should consult" with their own advisors to clarify that investors are entitled to rely on the disclosure in your prospectus.
 February 27, 2025
Page 6
25.   We refer to your disclosure on page 118 that the Company Amalgamation and
SPAC
      Merger, taken together with other relevant portions of the transactions contemplated in the Merger Agreement are intended to qualify as an integrated transaction that qualifies as an exchange described in Section 351(a) of the Code. Please revise your disclosure in this section to state clearly the tax consequences to U.S. holders of
      JVSPAC securities. Please remove language assuming certain consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a
         should    or    more likely than not    opinion to make clear that the
opinion is subject to
      a degree of uncertainty and explain why it cannot give a firm opinion. For further guidance, see Staff Legal Bulletin No. 19.
Information about JVSPAC, page 126

26. Please describe the general character of Winky Investments Limited's business and whether it is involved with other SPACs. Refer to Item 1603(a)(2) and
(3).
27. We note your disclosure on page 127 that your sponsor, officers and directors are now, and may become a sponsor, an officer or director of other special purpose acquisition companies. Please update your disclosure to describe their experience in organizing special purpose acquisition companies and the extent to which they are involved in other special purpose acquisition companies. Refer to Item 1603(a)(3) of
      Regulation S-K. Also discuss the status of other SPACs; for example, the status of any business combination or liquidation, whether they are still seeking a target, prior extensions of business combination deadlines and related amounts of redemptions.
Underwriting Agreement, page 145

28. We note your disclosure that JVSPAC issued Maxim Partners LLC and/or its designees 258,750 ordinary shares at the closing of the IPO and that
Maxim has
      agreed not to transfer, assign or sell any such shares until the completion of the initial
      Business Combination. Please describe any relationship that existed between Maxim and JVSPAC after the close of the IPO, including any financial or merger-related advisory services conducted by Maxim. For example, clarify whether Maxim had any role in the identification or evaluation of business combination targets. Information about HBNB, Hotel 101 Global and HOA , page 151

29. We note your discussion of hotel operating margin, yield, and average development margin on pages 152, 154 and 155, respectively. Please expand your disclosure to address the following for each metric:
          Provide a clear definition of each metric and how it is calculated; Provide a statement indicating the reasons why the metric provides useful
         information to investors; and,
          Provide a statement indicating how management uses the metric in managing or monitoring the performance of your business.
 February 27, 2025
Page 7
Information about HBNB, HOTEL101 GLOBAL and HOA, page 151

30. We note much of your disclosure in this section is provided as of June 30, 2024.
      Please update your disclosure to the most recent practicable date.
31. Throughout this section, please clarify HBNB's planned business and how it relates to
      Hotel101 Global's and HOA's current business. For example:
          Describe the restructuring and how HBNB plans to have separate businesses for its hospitality platform business and its investment in HOA.
          Regarding the platform business, explain which entity will own the underlying hotel assets prior to HBNB's sale of the units, which entity will manage the hotel operations and the relationship between these entities and HBNB, through affiliation and/or contractual agreements, etc.
          Clarify your disclosure regarding the original unit owners of Hotel101-Manila and the yield received of 7.59% for the year ended December 31, 2023 and how it relates to your current business.
Operations, page 159

32. We note the references to pre-selling units in your hotels under development. Please clearly explain the role of pre-selling units in the financing of your hotel
      projects including, without limitation, when units get pre-sold, whether there are any minimum thresholds of units that need to be presold to finance the various stages in the development of your hotels, the percentage of units pre-sold in your current developments and how financing of the hotels occurs in the event you do not pre-sell the expected percentage of units, whether the financing is provided by DoubleDragon or otherwise.
33.   We note your disclosure in the risk factors on page 22 regarding your deferred
      payment schemes. Please describe clearly the role of deferred payment schemes in the operation of your business and your sale of units, including the extent to which your business model is funded by such schemes.
34.   We note your disclosure on page 161 regarding the management agreements for
      the operation and management of hotel units. Please revise your disclosure in this section to describe the material terms of such agreements.
35. We note that you are offering individual units in each Hotel101 hotel to Unit Owners and that the management agreements generally provide that a portion of the total gross room revenues from the relevant hotel is to be equally divided among all the Unit
      Owners of such hotel (the    Revenue Share   ) on a monthly basis. Please
provide us
      with a detailed analysis of whether the offer of such units under these terms constitutes the offer and sale of investment contracts, and if so, how you plan to comply with the registration or exemption requirements of the Securities Act. Refer to
      Securities Act Release No. 33-5347 for guidance. Add risk factor disclosure as applicable.
Management, page 184

36. Please revise your disclosure here and elsewhere as appropriate in your filing to also address whether the target company officers or directors have any actual or potential
 February 27, 2025
Page 8

      material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Item 1603(b) of Regulation S-K. Hotel101 Global's Management's Discussion & Analysis
Liquidity and Capital Resources , page 202

37. Given your multiple hotel projects under various stages of development as listed on page 171, please provide an expanded discussion of your anticipated funding requirements for those projects and your current arrangements and future plans to raise additional capital to fund such requirements, including the terms of such financing.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 248

38. We note your disclosure that Hotel101 Global does not meet the requirements for control as summarized within IFRS 10, and therefore the investment in HOA is accounted for using the equity method under IAS 28 in the pro forma financial statements. Please provide us with a detailed accounting analysis under IFRS 10 that provides all the relevant facts and circumstances you considered in making the determination that Hotel 101 Global does control HOA.
Note 5 Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial
Position as of June 30, 2024, page 257

39. We refer to your disclosure in adjustment E. Please expand your disclosure and tell us how the investment cost in HOA of $1.9 million was determined.
Note 6     Adjustments and Reclassifications to Unaudited Pro Forma Condensed
Combined
Statements Of Profit or Loss..., page 259

40.   We refer to adjustment EE related to the issuance of 34,500,000 HBNB
Class A
      Ordinary Shares to Key executives that will vest based on the Vesting Schedule. We also note the vesting schedule on page 268. Please expand your disclosure to include how you calculatedthe expense for each of the pro forma periods presented.
Dilution to JVSPAC's Shareholders, page 261

41. We note your tabular dilution disclosure includes the impact from the business combination (i.e., de-SPAC transaction) by reflecting the increase in net tangible book value for merger with Hotel101 Global in the numerator and the issuance of shares to
      DDPC, Hotel101 Worldwide, DoubleDragon shareholders and Key Executives in the denominator. Please revise to remove the impact of the de-SPAC transaction from your dilution presentation. Please refer to Item 1604(c) of Regulation S-K. In addition, given that the business combination transaction would appear to have an additional dilutive impact beyond what will be reflected in your to be revised tabular dilution disclosure, please include appropriate disclosure elsewhere in your filing
      (e.g., risk factor disclosure) for an illustration of the dilutive effect of the business combination.
 February 27, 2025
Page 9

Dilution to JVSPACs shareholders, page 261

42. We note the references to PIPE financing in the Agreement and Plan of Merger and in the disclosure on page 94. Please revise your disclosure to discuss all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including sources not included in the tables with respect to the determination of net tangible book value per share.
Directors and Officers After the Transactions, page 264

43. Please revise your disclosure to discuss any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. Refer to
       Item 6.A.5 of Form 20-F.
Signatures , page II-6

44. Please revise your registration statement to include signatures of your principal executive officer or officers, principal financial officer, your controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. Refer to instruction 1 of the signature page to Form F-4.
       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   James Grandolfo, Esq.